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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
June 17, 2004

           CANWEST REFINANCES $911 MILLION OF SENIOR BANK FACILITIES

WINNIPEG: CanWest Global Communications Corp. today announced that its wholly owned subsidiary, CanWest Media Inc., has successfully refinanced approximately $911 million of its existing senior secured credit facilities. The refinancing, in which Scotia Capital acted as Lead Arranger, involved refinancing of existing term loans at current market terms and extension of maturity until August 2009. As a result of these changes, the Company estimates that it will achieve an annual interest saving of approximately $4.5 million. The Company's senior lenders approved a number of additional amendments to the credit agreement increasing the total leverage ratio covenant to 6.0 times through February 2006 and reducing the interest coverage ratio covenant to 1.75 times.

"This is another important step in the Company's ongoing program to reduce debt financing costs and improve the Company's financial flexibility," stated John Maguire, Chief Financial Officer. Over the past 36 months, the Company has sold over $725 million of non-strategic assets with the proceeds applied to permanently reduce bank debt. In 2003, the Company completed a number of refinancings, which together contributed annual interest savings of approximately $20 million.

CanWest President and Chief Executive Officer Leonard Asper noted that in addition to improving cashflow by reducing interest costs, the covenant amendments provide significant additional financial flexibility for the Company going forward. "This transaction demonstrates the continued support of our lending group and the confidence of the financial markets in CanWest," said Asper.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

For further information, contact:
John Maguire                                 Geoffrey Elliot
Chief Financial Officer                      Vice President, Corporate Affairs
Ph:  (204) 956-2025                          Ph:  (204) 956-2025
jmaguire@canwest.com                         gelliot@canwest.com
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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CANWEST GLOBAL COMMUNICATIONS CORP.



Date: June 18, 2004                 By:         /s/ JOHN E. MAGUIRE
                                    -------------------------------------
                                            John E. Maguire
                                            Chief Financial Officer